UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-12G

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Credex Corporation
(Exact name of registrant as specified in its charter)

Florida   16-1731286
(State of Incorporation)   (IRS Employer ID Number)

454 Treemont Drive, Orange, City, FL 32763
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code (386) 218-6823

Securities to be registered pursuant to 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class to be registered
Not applicable	Not applicable

Securities to be registered pursuant to 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class to be registered
Common Stock, Par Value $0.001	Not Applicable

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer
Non-accelerated filer   Smaller reporting company X
   (Do not check if a smaller reporting company)

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Table of Contents

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ITEM 1.   BUSINESS

The Company

CREDEX CORPORATION, a Florida corporation formed on September 2, 2005, hereinafter referred to as the ("Company"), was formed for the purpose of raising the necessary funds for purchasing, servicing, managing and reselling of non-performing (defaulted) unsecured credit card debt portfolios to be acquired from financial institutions and distressed debt wholesalers. Since its inception, the Company, on a limited basis, has derived a portion of its income from the purchase and resale of a portfolio of non-performing credit card debt. When adequate funds become available, the Company will direct its full attention to the purchase and management of portfolios of non-performing credit card debt.

Narrative Description of the Business

The Company will purchase all rights, title and interest in the non-performing accounts receivable at deeply discounted rates, (approximately 10% or less of face values), convert them into immediate revenue for profit, develop a portfolio of restructured debt with recurring monthly payments for future collection or resale and sell the residual portfolio.

Non-performing portfolios accumulate in the normal course of operations, when a credit grantor from time to time charges-off from its books, accounts which are delinquent. Because the outstanding balance remains the obligation of the defaulting customer, a group of charged-off accounts (a portfolio) contains a value which can be obtained through various collection techniques. This value or yield is dependent upon several variables such as creditor standards, geographical stratification of the portfolio, age of the charge-offs, stages of internal and external collection efforts, elapsed time since collection was last worked, elapsed time since last activity, past recovery obtained from collection efforts and whether the debt is within the statute of limitations. These portfolios may be acquired at significant discounts of their face value, ranging from $.01 to $.10 on the dollar, with an expected return expressed as a percentage of portfolio costs, ranging from 150% to 200%. When sufficient funding is available, the Company intends to hire additional management that has over 15 years experience in analyzing, forecasting, planning, implementing and achieving projected recovery yields from portfolios of charged-off

accounts.

The Company intends to purchase higher yielding portfolios when they are available that are classified as "50-Day Charge- Off" credit card debt. By definition, these are accounts that have gone through an internal collection unit for 50 days, subsequent to being charged-off. This product meets all of our purchasing requirements including reliable source, readily available, stable price, good support from the originating bank, and, most importantly, a potentially consistent predictable yield in excess of 150% of cost, and therefore, fits well into a long term business plan. These are called "zero agency accounts".

See Item 2 for more details of the Company's Plan of Operation.

Number of Employees

The Company intends to operate for the foreseeable future without employees. Credex has entered into a management contract with Cypress Bend Executive Services, LLC ("Cypress"). This contract provides that Cypress will provide operational support to Credex and to take Credex Public through Form 10 and S-1 filings with the Securities and Exchange Commission. Cypress will return the shares it holds to Treasury Stock upon completion of its contract obligations and receiving payment in full for its services.

Sales and Marketing Strategy

The Company will maintain a database of financial institutions, individual investors and attorneys that regularly purchase non-performing loans. The Company believes that by repackaging portfolios of non-performing accounts, it can market them successfully at a profit. This is standard practice in this industry.

The Company will not be subject to any environmental regulations.

Facilities

From 2009 and the first 6 months of 2010 the company operated out of the residence of the past President who is now deceased with no rents paid.

The Company rents fully equipped office space at 454 Treemont Drive, Orange City, FL 32763. The Company will perform all administrative functions and coordinate outsourced collection functions at this location.

ITEM 1A. RISK FACTORS

THE SHARES ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS IN THE SHARES SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT.

We are in a competitive industry with well financed competitors.

Lack of Operating History.

Although Credex has not operated pursuant to its business plan, in 2005 Credex purchased a portfolio of defaulted credit card debt to test the feasibility of its business plan. On a trial basis accounts from the portfolio were collected. The remained of the portfolio was then sold. These transactions are shown in the statement of operation in Item 13 of this Registration Statement.

More General Types of Risks Affecting Us:

Development Stage Company.

Considered to be in a development stage, the Company may be reliant upon additional funding to expand its business as set forth in its continuing strategic plan for growth. There can be no assurance that the company will be able to affect this planned expansion in a successful and profitable manner.

Uncertainty of Significant Assumptions.

The Company's plans for financing and implementing its planned business operations and the projection of the Company's potential for profitability from its intended operations are based on the experience, judgment and certain assumptions of management and upon certain available information concerning availability of non-performing credit card debt. There can be no assurance that funds anticipated through stock sales will be realized. The Company's plans are based on the following assumptions: That all Shares in this offering will be sold; that the Company will be successful in adhering to its planned formula for growth; and that sales will reach a minimum level to allow probability.

Competition.

Competitors of the Company include traditional consumer debt

buyers and sellers such as Portfolio Recovery Associates, Collins Financial Services, Inc., Oliphant Financial Corp., US Credit Corp., and many other financial institutions. Competitors have an advantage over the Company primarily due to the fact that they have more funds to invest in portfolio purchases. However, due to the massive amount of defaulted consumer debt in the marketplace and the availability of continued defaulted consumer debt, competition is not a serious consideration for the Company. The management of the Company believes that it can be competitive. As of the last time management surveyed the marketplace, it found an adequate supply of charged-off consumer debt available for sale at competitive prices.

Uncertainty of Adequacy of Financial Resources.

If the Company is unable to generate adequate operating income in a timely fashion, it may be necessary to obtain additional financing to continue current operations or to develop planned operations. There can be no assurance that the Company will be able to generate sufficient operating income or that it will be able to raise additional funds if needed.

Dependence on Key Personnel.

The Company has been significantly dependent on the services of Cypress, Denise Leonardo, Chairman, President/CEO and Steven G. Salmond, Treasurer/CFO and, Secretary. In the future, the Company will be dependent upon their services and outside consultants in distressed debt purchasing, managing and re-selling and any future employees of the Company for the continued development of the Company's services. The loss of services of senior management could have a substantial adverse effect on the Company. The expansion of the Company's business will be largely contingent on its ability to attract and retain highly qualified corporate and operations level management team. There is no assurance that the Company can find suitable management personnel or will have financial resources to attract or retain such people if found.

Potential Liability and Insurance.

     As with all businesses operating in today's somewhat litigious atmosphere, the Company's intended operations could expose it to a risk of liability for legal damages arising out of its operations. Although the Company intends to carry acceptable levels of liability insurance for its industry, there can be no assurance that the coverage maintained will be sufficient in the event of extraordinary legal damages.

No Historical Basis for Management's Opinion.

Although all of the Company's Officers, Directors, and its management team have experience in and have been involved in the daily operations of the Company, as well as in other related and non-related businesses, there is no basis, other than the judgment of the Company's management, on which to estimate, (i) the level of market acceptance or the amount of revenues which the Company's planned operations may generate, or (ii) other aspects of the Company's proposed operations.

No Trading History of Common Stock.

The Company's Common Shares have not been traded publicly. Recent history has shown that the market price of Common Stock fluctuates substantially due to a variety of factors, including market perception of a company's ability to achieve its planned growth, quarterly operating results of the Company or other similar companies, the trading volume in the Company's Common Stock, changes in general conditions in the economy or other developments affecting the Company or its competitors. In addition, the stock market is subject to extreme price and volume fluctuations. Volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

No Dividends.

No dividends have been paid on the Shares and the Company does not anticipate the payment of cash dividends in the foreseeable future. If the operations of the Company become profitable, it is anticipated that, for the foreseeable future, any income received would be devoted to the Company's future operations and that cash dividends would not be paid to the Company's Shareholders. (See "Business - Dividend Policy.")

Additional Risk Factors.

OUR MANAGEMENT HAS LIMITED EXPERIENCE IN MANAGING AND OPERATING A PUBLIC COMPANY. ANY FAILURE TO COMPLY OR ADEQUATELY COMPLY WITH FEDERAL SECURITIES LAWS, RULES OR REGULATIONS COULD SUBJECT US TO FINES OR REGULATORY ACTIONS, WHICH MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Our current management has limited experience managing and operating a public company and relies in many instances on the professional experience and advice of third parties including its attorneys and accountants. Failure to comply or adequately comply

with any laws, rules, or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition and could result in delays in the development of an active and liquid trading market for our stock.

IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROL OVER FINANCIAL REPORTING, OUR ABILITY TO ACCURATELY AND TIMELY REPORT OUR FINANCIAL RESULTS OR PREVENT FRAUD MAY BE ADVERSELY AFFECTED AND INVESTOR CONFIDENCE AND THE MARKET PRICE OF OUR COMMON STOCK MAY BE ADVERSELY IMPACTED.

Recently, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which became effective on July 21, 2010, has amended Section 404 of the Sarbanes-Oxley Act of 2002 (the "Act"). The rules adopted by the SEC pursuant to the Act require an annual assessment of our internal control over financial reporting. The SEC extended the compliance dates for non-accelerated filers, as defined by the SEC. Accordingly, we believe that the annual assessment of our internal controls requirement will first apply to our annual report for the 2010 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. Pursuant to the amended Act, as neither a "large accelerated filer" nor an "accelerated filer", we are exempt from the requirements of Section 404(b) of the Act to obtain an auditor's report on management's assessment of the effectiveness of the Company's internal control over financial reporting.

THE LACK OF EXPERIENCED ACCOUNTING STAFF MAY LEAD TO MATERIAL WEAKNESS IN THE PREPARATION OF OUR FINANCIALS.

A material weakness may occur in the preparation of our financials due to insufficient resources in our accounting and finance department, resulting in (i) an ineffective review, monitoring and analysis of schedules, reconciliations and financial statement disclosures, and (ii) the misapplication of U.S. GAAP and SEC reporting requirements. Due to the effect of the lack of resources, including a lack of resources that are appropriately qualified in the areas of U.S. GAAP and SEC reporting. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of the Company's financial information.

OUR PLANNED EXPANSION COULD BE DELAYED OR ADVERSELY AFFECTED BY, AMONG OTHER THINGS, DIFFICULTIES IN OBTAINING SUFFICIENT FINANCING, TECHNICAL DIFFICULTIES, OR HUMAN OR OTHER RESOURCE CONSTRAINTS.

Our planned expansion could be delayed or adversely affected by, among other things, difficulties in obtaining sufficient financing, technical difficulties, or human or other resource constraints. Moreover, the costs involved in these projects may exceed those originally contemplated. Costs savings and other economic benefits expected from these projects may not materialize as a result of any such project delays, cost overruns or changes in market circumstances. Failure to obtain intended economic benefits from these projects could adversely affect our business, financial condition and operating performances.

WE ENCOUNTER SUBSTANTIAL COMPETITION IN OUR BUSINESS AND ANY FAILURE TO COMPETE EFFECTIVELY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

As described in the products section, for every product we sell, we encounter strong competitors. We anticipate that our competitors will continue to expand and seek to obtain additional market share with competitive price and performance characteristics. Aggressive expansion of our competitors or the entrance of new competitors into our markets could have a material adverse effect on our business, results of operations and financial condition.

OUR LIMITED OPERATING HISTORY MAY NOT SERVE AS AN ADEQUATE BASIS TO JUDGE OUR FUTURE PROSPECTS AND RESULTS OF OPERATIONS.

Our limited operating history may not provide a meaningful basis for evaluating our business. We entered into our current line of business in November 2009. We cannot guaranty that we will maintain profitability or that we will not incur net losses in the future. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

    obtain sufficient working capital to support our expansion;
    manage our expanding operations and continue to fill customers' orders on time;
    maintain adequate control of our expenses allowing us to realize anticipated income growth;
    implement our product development, sales, and acquisition strategies and adapt and modify them as needed; and

successfully integrate any future acquisitions.

If we are not successful in addressing any or all of the foregoing risks, our business may be materially and adversely affected.

WE NEED TO MANAGE GROWTH IN OPERATIONS TO MAXIMIZE OUR POTENTIAL GROWTH AND ACHIEVE OUR EXPECTED REVENUES AND OUR FAILURE TO MANAGE GROWTH WILL CAUSE A DISRUPTION OF OUR OPERATIONS RESULTING IN THE FAILURE TO GENERATE REVENUES AT LEVELS WE EXPECT.

In order to maximize potential growth in our current and potential markets, we believe that we must expand our producing operations. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

WE CANNOT ASSURE YOU THAT OUR GROWTH STRATEGY WILL BE SUCCESSFUL WHICH MAY RESULT IN A NEGATIVE IMPACT ON OUR GROWTH, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOW.

One of our strategies is to grow through increasing our product lines. However, there are many obstacles to expand our product lines. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this sustainable growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

IF WE NEED ADDITIONAL CAPITAL TO FUND OUR GROWING OPERATIONS, WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT CAPITAL AND MAY BE FORCED TO LIMIT THE SCOPE OF OUR OPERATIONS.

If adequate additional financing is not available on reasonable terms, we may not be able to carry out our corporate strategy and we would be forced to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on

numerous factors, including (i) our profitability; (ii) the release of competitive products by our competition; (iii) the level of our investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our securities can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. If we need additional funding we will, most likely, seek such funding in the United States and the market fluctuations affect on our stock price could limit our ability to obtain equity financing.

If we cannot obtain additional funding, we may be required to: (i) limit our expansion; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

NEED FOR ADDITIONAL EMPLOYEES.

The Company's future success also depends upon its continuing ability to attract and retain highly qualified personnel. Expansion of the Company's business and operation will require additional managers and employees with industry experience, and the success of the Company will be highly dependent on the Company's ability to attract and retain skilled management personnel and other employees. There can be no assurance that the Company will be able to attract or retain highly qualified personnel. Competition for skilled personnel in the construction industry is significant. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

WE WILL INCUR SIGNIFICANT COSTS TO ENSURE COMPLIANCE WITH UNITED STATES CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS.

We will incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

THERE IS LIMITED LIQUIDITY ON THE OTCBB.

We intend to have our stock listed on the OTC Bulletin Board. The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system. When fewer shares of a security are being traded on the OTCBB, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information. Due to lower trading volumes in shares of our Common Stock, there may be a lower likelihood of one's orders for shares of our Common Stock being executed, and current prices may differ significantly from the price one was quoted at the time of one's order entry.

IN ORDER TO RAISE SUFFICIENT FUNDS TO EXPAND OUR OPERATIONS, WE MAY HAVE TO ISSUE ADDITIONAL SECURITIES AT PRICES WHICH MAY RESULT IN SUBSTANTIAL DILUTION TO OUR SHAREHOLDERS.

If we raise additional funds through the sale of equity or convertible debt, our current stockholders' percentage ownership will be reduced. In addition, these transactions may dilute the value of our common shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our common stock. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our

future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

OUR ARTICLES OF INCORPORATION PROVIDE FOR INDEMNIFICATION OF OFFICERS AND DIRECTORS AT OUR EXPENSE AND LIMIT THEIR LIABILITY WHICH MAY RESULT IN A MAJOR COST TO US AND HURT THE INTERESTS OF OUR SHAREHOLDERS BECAUSE CORPORATE RESOURCES MAY BE EXPENDED FOR THE BENEFIT OF OFFICERS AND/OR DIRECTORS.

Our articles of incorporation and applicable Florida law provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's written promise to repay us if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us which we will be unable to recoup.

We have been advised that, in the opinion of the U.S. Securities and Exchange Commission ("SEC"), indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act of 1933, as amended (the "Securities Act"), and is, therefore, unenforceable. In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares, if such a market ever develops.

CURRENTLY, THERE IS NO PUBLIC MARKET FOR OUR SECURITIES, AND THERE CAN BE NO ASSURANCES THAT ANY PUBLIC MARKET WILL EVER DEVELOP OR THAT OUR COMMON STOCK WILL BE QUOTED FOR TRADING AND, EVEN IF QUOTED, IT IS LIKELY TO BE SUBJECT TO SIGNIFICANT PRICE FLUCTUATIONS. WE HAVE A TRADING SYMBOL FOR OUR COMMON STOCK,

CTCJ, WHICH PERMITS OUR SHARES TO BE QUOTED ON THE OTCBB. HOWEVER, OUR STOCK HAS BEEN THINLY TRADED SINCE APPROVAL OF OUR QUOTATION ON THE OVER-THE-COUNTER BULLETIN BOARD BY FINRA. CONSEQUENTLY, THERE CAN BE NO ASSURANCES AS TO WHETHER:

any market for our shares will develop;

the prices at which our common stock will trade; or

the extent to which investor interest in us will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

In addition, our common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for our common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to elsewhere in these risk factors, investor perception of us and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

WE MAY NOT BE ABLE TO EFFECTIVELY CONTROL AND MANAGE OUR GROWTH.

If our business and markets grow and develop as we expect, it may be necessary for us to finance and manage expansion in an orderly fashion. In addition, we may face challenges in managing expanding product offerings. Such eventualities will increase demands on our existing management and facilities. Failure to manage this growth and expansion could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames and administrative inefficiencies.

Penny Stock Regulation.

The stock registered hereby are subject to "Penny Stock" regulations. Broker-dealer practices in connection with transactions in "penny stock" are regulated by certain penny stock rules adopted by the Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume

14

information with respect to transactions in such securities is provided by the exchange or systems) or to other than establish customers or accredited investors. [In general, "accredited investors" are defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 with their spouses.]

The penny stock rules require a broker-dealer, prior to transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document that provided information about penny stocks and the risks in penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in the Offering may find it more difficult to sell their securities.

ITEM 2.   MANAGEMENT'S DICUSSION AND ANALYSIS OR PLAN OF OPERATION AND FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and other financial information contained in this filing.

Overview

We are a development stage company. Although Credex has not operated pursuant to its business plan, in 2005 Credex purchased a portfolio of defaulted credit card debt to test the feasibility of its business plan. On a trial basis accounts from the portfolio were collected. The remainder of the portfolio was then sold. These transactions are shown in the statement of operation in Item 13 of this Registration Statement. Our auditors have raised substantial doubt as to our ability to continue as a going concern. We need a minimum of approximately $100,000 during the next 12 months to implement our business plan.

Since our inception, we have devoted our activities to the following:

> Purchasing a debt portfolio;

> Obtaining bids from professional collectors to collect the portfolio;

> Developing contacts from whom to purchase portfolios;

> Contracting for operational support; and

> Securing enough capital to carry out these activities.

Plan of Operations

As discussed above we have yet operated pursuant to our business plan since inception and have generated no revenue in 2009 or 2008 or the six months ended June 30, 2010 and 2009.

Development stage operating expenditures during the period from inception on September 2, 2005 to June 30, 2010 were $66,936 which consisted primarily of general and administrative expenses related to legal, accounting and other fees related to our formation and this offering. Our net loss was $2,930 and $8,353 for the six months ended June 30, 2010 and 2009, respectively, and $15,015 and $7,001 for the years ended December 31, 2009 and 2008, respectively cumulative income to date was $23,450 including finance income of $15,417, consulting income of $8,000 and interested income of $33.

Liquidity and Capital Resources

Our capital resources have been acquired through the sale of shares of our common stock.

At December 31, 2009 and 2008, we had total assets of $2,185 and $3,390, respectively, consisting of cash.

At June 30, 2010, we had total assets of $2,105 consisting of cash.

At December 31, 2009 and 2008, our total liabilities were $2,500 and $3,000 respectively consisting primarily of accounts payable.

At June 30, 2010, we had total liabilities of $ 0.

We anticipate taking the following actions during the next 12 months, assuming we receive the required funding:

> Begin Operations

Cash Requirements

We intend to provide funding for our activities, if any, through a combination of the private placement of the company's equity securities and the public sales of equity securities.

We have no agreement, commitment or understanding to secure any funding from any other source.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Credex has never been in bankruptcy or receivership. The Company is a new venture.

Credex's executive office is located at 454 Treemont Drive, Orange City, FL 32763. The telephone number is (386) 218-6823, and the fax number is (386) 218-6823.

Credex is not operating its business plan until such time as capital is raised for operations. To date its operation has involved only selling stock to meet expenses.

DISCLOSURE OF CONTRACTED OBLIGATIONS

Effective July 12, 2010, the Company entered into a agreement for services with Cypress Bend Executive Services, LLC ("Cypress"), a related party, whereby Cypress acts as consultant to:

1. Raise the necessary money for the Company to operate in the short term,
2. Prepare and file documents with the SEC to take the Company public,
3. Secure a transfer agent and market maker broker-dealer for the Company's stock,
4. Secure the necessary audits for the required filing documents, and
5. Provide day-to-day operational management of the Company.

In exchange for these services, which the Company anticipates will last for a six month period, the Company agreed to pay Cypress cash fees of $200,000 as well as provide Cypress with 2,958,625 shares of its stock, which effectively transfers control of the Company to Cypress during this period. Upon receipt of the cash payment of $200,000, Cypress is to return the shares to the Company's treasury.

PROPOSED BUSINESS

The Company intends to purchase portfolios with all rights, title and interest of non-performing accounts receivable (credit card debt) at deeply discounted rates, (approximately 3% or less of face values), outsource the collection process, develop a portfolio of restructured debt and sell the residual portfolio.

Non-performing portfolios accumulate in the normal course of operations, when a credit grantor from time to time charges-off from its books, accounts which are delinquent. Because the outstanding balance remains the obligation of the defaulting customer, a group of charged-off accounts (a portfolio) contains a value which can be obtained through various collection techniques. This value or yield is dependent upon several variables such as creditor standards, geographical stratification of the portfolio, age of the charge-offs, stages of internal and external collection efforts, elapsed time since collection was last worked, elapsed time since last activity, past recovery obtained from collection efforts and whether the debt is within the statute of limitations. These portfolios may be acquired at significant discounts of their face value, ranging from $0.01 to $0.07 on the dollar, with an expected return of 10% to 12% of the face value of the portfolios. The Company intends to purchase portfolios of Primary, Secondary and Tertiary distressed credit card debt from distressed debt wholesalers and re-sellers because they offer smaller portfolios for sale and re-purchase. These portfolios usually sell for $0.01 to $0.03 per dollar of face value. The prices stated are for 2009. On average, approximately $800,000 of face value defaulted credit card debt can be purchased with $12,000.

ITEM 3.   PROPERTIES

From 2009 and the first 6 months of 2010 the company operated out of the residence of the past President who is now deceased with no rents paid.

The Company rents fully equipped office space at 454 Treemont Drive, Orange City, FL 32763.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information as of the date of this filing as to the beneficial ownership of shares of common Stock of the Company of each person who was the beneficial owner of five (5%) percent or more of the outstanding shares of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent
Common stock	Steven G. Salmond* 454 Treemont Drive Orange City, FL 32763	2,958,625	52.29%
Common stock	Janine Weller 415 Macopin Road West Milford, NJ 07480	350,000	6.19%
Common stock	Renay Bashaw Werman 100 Highland Acres Drive Dingmans Ferry, PA 18328	350,000	6.19%
Common stock	Denise Leonardo 9266 Keating Drive Gardens, FL 33410	300,000	5.30%
Common stock	Julie Ann Goodwin 232 Trickey Pond Road Naples, ME 04055	253,100	4.47%

* Shares being held as security for management contract to Cypress Bend Executive Services, LLC, which Mr. Salmond is a member.

The following table contains information as of the date of this filing as to the beneficial ownership of shares of common stock of the Company, as well as all persons as a group who were then officers and directors of the Company.

SECURITY OWNERSHIP OF MANAGEMENT

Title of Class	Name and Address	Amount	Percent
Common stock	Steven G. Salmond 454 Treemont Drive Orange City, FL 32763	2,958,625	52.29%
Common stock	Denise Leonardo 9266 Keating Drive Gardens, FL 33410	300,000	5.30%

Common stock	Julie Ann Goodwin 232 Trickey Pond Rd. Naples, ME 04055	253,100	4.47%
Common stock	Janine Weller 415 Macopin Road West Milford, NJ 07480	350,000	6.19%
Common stock	Officers and Directors as a group	3,861,725	68.25%

See also "Item 7 Certain Relationships and Related Transactions, and Director Independence."

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors:

Name	Age	Position Held with Company	Elected
Janine Weller	49	Director	May 28, 2010
Denise Leonardo	48	Director	October 24, 2007
Julie Ann Goodwin	49	Director	May 28, 2010
Steven G. Salmond	61	Director	August 21, 2010

Directors are elected by the shareholders at each annual meeting.

Identification of Officers:

Name	Age	Position Held with Company	Elected
Denise Leonardo	48	President, CEO	May 28, 2010*
Steven G. Salmond	61	Secretary and Treasurer, CFO	August 21, 2010

* Ms. Leonardo served as Treasurer, Chief Financial Officer and Director of the Company from her appointment on October 24, 2007 until May 28, 2010 when she was elected President. Her responsibilities included oversight over internal controls, financial reporting and compliance with state and federal laws.

Officers of the Company serve at the will of the Board of Directors. Presently the Company has no employment contract with any of its officers.

Brief biographies of the officers and directors of the Company are set forth below. Each director holds office until the next annual meeting or until his death, resignation, retirement, removal, disqualification or until a successor has been elected and qualified. Vacancies in the existing board are filled by a majority of the remaining directors.

None of the officers or directors hold directorships in any other Company.

Of the officers and directors only Mr. Salmond has any experience in management of a public company.

None of the officers or directors have any experience in management of a company providing the services Credex proposes to offer.

Denise Leonardo, President – Ms. Leonardo served as Treasurer, Chief Financial Officer and Director of the Company from her appointment on October 24, 2007 until May 28, 2010 when she was elected President. Her responsibilities included oversight over internal controls, financial reporting and compliance with state and federal laws.

Ms. Leonardo received the designation of CSOX (Certificate in Sarbanes-Oxley) in December, 2006 from the SOX Institute of the Sarbanes-Oxley Group, Clifton, New Jersey, a credential signifying attainment of SOX Base level proficiency in and a commitment to, the discipline of the Sarbanes-Oxley Act of 2002.

Ms. Leonardo has been the president of DL Consultants, Inc., Palm Beach, FL from 2005 thru the present. She oversees all aspects of the business. The Company provides direction to clients regarding the requirements of the Sarbanes-Oxley Act of 2002 and aids clients in the way they communicate their financial information by cultivating, edgarizing and filing SEC Form filings and Private Placement Memorandum documents.

From 2003 thru 2005, Ms. Leonardo was employed with American Capital Holdings, Inc. and IS Direct Agency, Palm Beach, FL. She assisted in the creation of ten (10) public development stage companies and developed a human resource department and financial department procedures. She implemented Sarbanes-Oxley compliance and was responsible for compiling and formatting financial data into SEC Form structure, edgarize and filing SEC documents.

She also created the insurance department at IS Direct Agency as a licensed entity/producer and agent/producer in 39 and 48 states respectively. She was also responsible for maintaining investor

communications and relations.

From 1991 thru 2004, Ms. Leonardo owned and operated Leonardo Yacht Maintenance, Palm Beach, FL. She developed an outstanding team to provide superior service for detailing and maintenance of vessels throughout Palm Beach County, FL.

Ms. Leonardo was director of sales and service at Venus Interiors, Flagler Beach, FL and sales rep at Sunflooring, Inc., Tampa, FL from 1981 thru 1991. She was responsible for sales and service to the retail and wholesale markets.

Ms. Leonardo in 2006 was Sarbanes-Oxley Certified and attained from the State of Florida, a Life, Health & Annuity Insurance License in 2005.

Ms. Leonardo attended Palm Beach Community College in 2005 for Financial Accounting. From 2000 thru 2001, she attained an AS Degree in Computer Programming and DB Design while being listed on the Dean's and president's List.

Julie Goodwin, Director – Since 1999 to present, Mrs. Goodwin studies stock market and economic trends using technical chart analysis methods while successfully trading in self-directed accounts.

She was employed in opening investment accounts with Charlestown Savings Bank, Boston 1980. She married and relocated to Nova Scotia, Canada 1981. Mrs. Goodwin co-owned and managed a lobster and boat building businesses from 1981 to 2000. Through home-schooling, she educated her four children utilizing Montessori Methodology from 1985-2005.

Mrs. Goodwin graduated with honors from Malden High School, class of 1978, then, majored in French and Education at University of Massachusetts, Amherst 1978-1980. Mrs. Goodwin Attended Centre International d'Etudes Francais in Angers, France, Spring 1980.

Janine Weller, Director - Ms. Weller has been National Graphic Design Director for Sonoco CorrFlex, from 2007 to present, operating from the Glen Rock, NJ sales & design office. She is responsible for creative leadership and development of graphic designers and 3D rendering specialists, focused on creating innovative, best in class, award-winning solutions for customers in a variety of industries.

Through successful development and implementation of best practices, she has unified designers of different disciplines,

training and geographic locations across the US to work as a cohesive team, effectively leveraging design resources to meet and exceed customer expectations.

Ms. Weller joined Sonoco CorrFlex, the point-of-purchase merchandising display division of Sonoco, a global manufacturer of industrial and consumer products and provider of packaging services in 2003, as senior graphic designer.

Starting in 2000, Ms. Weller served as graphic designer at ADC. Purchased by Alliance/Rock-Tenn in 2001, she was retained as senior graphic designer through March 2003. Prior to 2000, Ms. Weller has continuously held a variety of positions in the graphic design and advertising fields including in-house, agency, studio and consulting.

Ms. Weller is a 1983 graduate of Pratt Institute with a B.F.A. degree with honors in art direction.

Steven G. Salmond - Mr. Salmond has consulted small businesses on accounting and related systems including setup of accounting system, transfer of accounting records to new systems, and training of staff in the new systems. He has also in the private sector of accounting performed accounts receivable, accounts payable, payroll, general journal adjustments and prepared financial statements for both publicly and privately held companies. Mr. Salmond has been Chief Financial Officer (*"CFO"*) in several public companies reporting under the 1934 Securities Act. He has managed personnel in accounting departments as well as work under the management of accounting to perform the work to be completed. Mr. Salmond has experience in oil and gas, timber harvesting, mining, real estate development, water purification equipment manufacture and service, computer software training, marketing, and health spas. Mr. Salmond was an audit partner in a small accounting practice. He audited oil and gas, mining, health spas, printing, fast food and startup companies. Most of the audits were for publicly traded companies with some filing with the U.S. Securities and Exchange Commission. He graduated with a B.S. Degree in Accounting in 1975 from Weber State University located in Ogden, Utah.

[Intentionally Left Blank]

ITEM 6.   EXECUTIVE COMPENSATION

Description Name and Principal Position (a)	Name (1) Janine Weller	Name (2) Denise Leonardo	Name (3) Julie Ann Goodwin	Name (4) Steven G. Salmond	Name (5) James H. Bashaw	Name (6) Richard R. Cook
Year (b)	2009	2009	2009	2009	2009	2009
Salary ($) (c)	$ 0	$ 0	$ 0	$ 0	$6,200	$ 0
Bonus ($) (d)	0	0	0	0	0	0
Stock Awards ($) (e)	0	0	0	0	0	0
Option Awards ($) (f)	0	0	0	0	0	0
Non-equity Incentive Plan Compensation ($) (g)	0	0	0	0	0	0
Change in pension value and Non-Qualified deferred compensation earnings ($) (h)	0	0	0	0	0	0
All other compensation ($) (i)	0	0	0	0	0	0
Total ($) (j)	$ 0	$ 0	$ 0	$ 0	$6,200	$ 0
Year (b)	6/30/2010	6/30/2010	6/30/2010	6/30/2010	6/30/2010	6/30/2010
Salary ($) (c)	$ 0	$ 0	$ 0	$ 0	$2400	$ 0
Bonus ($) (d)	0	0	0	0	0	0
Stock Awards ($) (e)	0	0	0	0	0	0
Option Awards ($) (f)	0	0	0	0	0	0
Non-equity Incentive Plan Compensation ($) (g)	0	0	0	0	0	0
Change in pension value and Non-Qualified deferred compensation earnings ($) (h)	0	0	0	0	0	0
All other compensation ($) (i)	0	0	0	0	0	0
Total ($) (j)	$ 0	$ 0	$ 0	$ 0	$2,400	$ 0

(1) Director from May 28, 2010
(2) President and Director (CEO) from May 28, 2010 and past Secretary/Treasurer (CFO) from 2005 to May 28, 2010
(3) Director from May 28, 2010
(4) Secretary/Treasurer (CFO) and Director from August 21, 2010
(5) Past President and Director (CEO), died on May 15, 2010. President and Director from 2005 to May 15, 2010 (Death Date)
(6) Past Secretary/Treasurer (CFO) from May 28, 2010 to August 21, 2010; Director from 2005 to August 21, 2010

There was no compensation paid to Officers or Directors in 2008
(c) The named officer received payments in cash only

Future salaries of the officers and directors will be set by the Board of Directors depending upon the financial condition of the company, and may include bonuses, health insurance and other compensation as the Board of Directors may award. Out-of-pocket

expenses are defined as the monies expended on behalf of the company while engaged in Company Business such as travel expenses and items purchased for use by the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No officer or director is related to or has any relationship with any other officer or director.

Credex has entered into a management contract with Cypress. This contract provides that Cypress will provide operational support to Credex and to take Credex Public through Form 10 and S-1 filings with the Securities and Exchange Commission. Cypress will return the shares it owns to Treasury Stock upon completion of its contract obligations and receiving payment in full for its services. Cypress is a Nevada, LLC whose only members are Timothy L. Kuker, Steven G. Salmond and Richard R. Cook.

The Company has entered into subscription agreements to sell its stock as shown in Item 10.

ITEM 8. LEGAL PROCEEDINGS

Credex is not involved in any litigation or any material legal proceeding. No Officer or Director is involved in any litigation or any material legal proceeding.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON, THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The common stock has not traded on any market and has no market value, but Management believes the Company's shares should begin to do so after this SEC Form 10 and an S-1 are filed and become effective, a market maker is selected, and a trading symbol is obtained. Management believes that there will be a market for the common stock of the Company on the over-the-counter market; however, no independent market maker has been selected or engaged at the time of filing of this Form 10.

We intend to have our stock quoted on the Over-the-Counter Bulletin Board, a FINRA-sponsored and operated inter-dealer automated quotation system or the Pink Quotation System. Quotation of our securities on the Over-the-Counter Bulletin Board will limit the liquidity and price of our securities more than if the securities were quoted or listed on an exchange.

No Dividends. No dividends have been paid on the Shares and the Company does not anticipate the payment of cash dividends in the foreseeable future. If the operations of the Company become profitable, it is anticipated that, for the foreseeable future, any income received there from would be devoted to the Company's future operations and that cash dividends would not be paid to the Company's Shareholders.

ITEM 10. RECENT SALES OF UNREGISTERED STOCK

The authorized equity of Credex Corporation consists of 100 million Shares, $.001 par value per share, of which 3,833,000 Shares are issued and outstanding to officers and directors for cash and services rendered from inception (September 2, 2005) through June 30, 2010.

Credex Corporation
Sale of Investment Stock

Stockholder Quantity	Date	Shares Issued	Share Price	Amount Paid
1	9/9/2005	10,000	$0.10	$1,000.00
	10/24/2007	2,240,000	$0.01	$16,131.00
1	10/24/2007	250,000	$0.01	$1,800.00
1	4/4/2008	50,000	$0.02	$1,000.00
	5/15/2008	(2,240,000)	$0.01	$(16,131.00)
	5/15/2008	1,545,555	$0.01	$11,130.00
1	5/15/2008	694,445	$0.01	$5,001.00
1	7/7/2008	25,000	$0.02	$500.00
1	7/28/2008	25,000	$0.02	$500.00
1	8/16/2008	15,000	$0.02	$300.00
1	9/6/2008	50,000	$0.02	$1,000.00
1	9/21/2008	10,000	$0.02	$200.00
1	10/1/2008	10,000	$0.02	$200.00
1	10/17/2008	15,000	$0.02	$300.00
	12/31/2008	150,000	$0.02	$3,000.00
1	6/22/2009	10,000	$0.02	$200.00
1	6/22/2009	10,000	$0.02	$200.00
1	6/29/2009	50,000	$0.02	$1,000.00
1	6/29/2009	50,000	$0.02	$1,000.00
1	6/29/2009	100,000	$0.02	$2,000.00
1	6/29/2009	50,000	$0.02	$1,000.00
	6/29/2009	50,000	$0.02	$1,000.00
1	6/29/2009	100,000	$0.02	$2,000.00
1	7/22/2009	10,000	$0.02	$200.00
1	8/4/2009	100,000	$0.02	$2,000.00
1	9/19/2009	10,000	$0.02	$200.00
1	10/7/2009	10,000	$0.02	$200.00
1	10/7/2009	50,000	$0.02	$1,000.00
1	10/7/2009	50,000	$0.02	$1,000.00
1	11/19/2009	45,500	$0.02	$910.00
1	12/15/2009	20,000	$0.02	$400.00
1	2/22/2010	30,000	$0.02	$600.00
	3/16/2010	12,500	$0.02	$250.00
1	4/14/2010	100,000	$0.02	$2,000.00
1	4/30/2010	125,000	$0.02	$2,500.00
29		3,833,000		$45,591.00

Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act. All of the purchasers were officers, directors or persons personally known to the officers or directors.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company is authorized to issue One Hundred Million (100,000,000) shares of Common Stock (the Common Stock) of Par Value of ($0.001). As of September 30, 2010 the Company had 5,658,000 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each Share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro-rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid unless and until the Company is profitable. Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversions, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding Shares of Common Stock are fully paid and non-assessable and all of the Shares of Common Stock offered thereby will be, upon issuance, fully paid and non-assessable.

No personal liability attaches to shareholders by reason of the ownership of such shares.

Holders of Shares of Common Stock will have full rights to vote on all matters brought before shareholders for their approval, subject to preferential rights of holders of any series of Preferred Stock. We are not currently authorized to issue preferred stock and have no intention of amending our corporate documents to authorize preferred stock. Holders of the Common Stock will be entitled to receive dividends, if and as declared by the Board of Directors, out of funds legally available, and share pro-rata in any distributions to holders of Common Stock upon liquidation.

The holders of Common Stock will have no conversion, preemptive or other subscription rights. The Shares of Common Stock offered by this prospectus are to be validly issued, fully paid and non-assessable. The Company has issued no options or warrants to any individual or entity.

Upon any liquidation, dissolution or winding-up of Credex, our assets, after the payment of debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of the common stock. The holders of the common stock have no right to require us to redeem or purchase their shares.

Preferred Stock

The Company does not have any authorized shares of Preferred Stock.

Voting Rights

Holders of the Company's Common Stock are entitled to one vote per Share for each Common Share held of record by Company shareholders.

No Cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. Even if he sells all of the shares offered by him under this prospectus, Don Calabria will directly or indirectly own an aggregate of 75.5% of our outstanding shares.

Dividend Policy

Credex has never paid a dividend.

The Company does not currently intend to declare or pay any dividends on its Common Stock, except to the extent that such payment is consistent with the Company's overall financial condition and plans for growth. For the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business. Any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Board of Directors.

Transfer Agent

We have selected Globex Transfer, LLC as our transfer agent.

Shares Eligible For Future Sale

The Securities registered hereby currently are "restricted securities" as that term is defined in SEC Rule 144 of the 1933 Securities Act ("Rule 144"), and may not be resold without registration under the Securities Act. Provided certain requirements are met, the Shares of Common Stock purchased hereunder may be resold pursuant to Rule 144 or may be resold pursuant to another exemption from the registration requirement.

Generally, Rule 144 provides that a holder of restricted shares of an issuer which maintains certain available public information, where such shares are held 6 months or more, may sell in every three months the greater of: (a) an amount equal to one percent of the Company's outstanding shares; or (b) an amount equal to the average weekly volume of trading in such securities during the preceding four calendar weeks prior to the sale. Persons who are not affiliates of the Company may sell shares beneficially owned for at least one year at the time of the proposed sale without regard to volume restrictions. Lastly, there is no existing public or other market for the Shares, and there is no assurance that any such market will develop in the foreseeable future.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

There is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such, other than Florida Statute 607.0850. This statue allows the Company to Indemnify Officers and Directors in the case of good faith errors.

SECURITIES AND EXCHANGE COMMISSION INDEMNIFICATION DISCLOSURE

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Table of Contents

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED
CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Credex Corporation
Orange City, Florida

We have audited the accompanying balance sheets of Credex Corporation (*a development stage company*) as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and for the period from inception, September 2, 2005, to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (*United States*) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (*United States*). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credex Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended and for the period from inception, September 2, 2005, to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company is in the development stage and has suffered recurring losses from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moss, Krusick & Associates, LLC
October 6, 2010
Winter Park, Florida

Credex Corporation
(*A Development Stage Company*)

BALANCE SHEETS

June 30, 2010, and December 31, 2009 and 2008

ASSETS

	June 30, 2010 (*Unaudited*)	December 31, 2009	December 31, 2008
CURRENT ASSETS:			
Cash	$ 2,105	$ 2,185	$ 3,390
Total Assets	$ 2,105	$ 2,185	$ 3,390

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	June 30, 2010	December 31, 2009	December 31, 2008
CURRENT LIABILITIES:			
Accounts payable	$ 0	$ 2,500	$ 3,000
Total Current Liabilities	0	2,500	3,000
STOCKHOLDERS' EQUITY (DEFICIT):			
Common stock, $0.001 par value; 100,000,000 authorized shares, 3,833,000, 3,565,500 and 2,850,000 shares issued and outstanding at June 30, 2010, and December 31, 2009 and 2008, respectively	3,833	3,565	2,850
Additional paid in capital	41,758	36,676	23,081
Accumulated deficit during the development stage	(43,486)	(40,556)	(25,541)
Total Stockholders' Equity (Deficit)	2,105	(315)	390
Total Liabilities and Stockholders' Equity (Deficit)	$ 2,105	$ 2,185	$ 3,390

The accompanying notes are an integral part of these financial statements.

Credex Corporation
(*A Development Stage Company*)

STATEMENTS OF OPERATIONS

For the Periods from Inception, September 2, 2005, to June 30, 2010

	Six Months Ended June 30,		Years Ended December 31		Cumulative from Inception to June 30, 2010
	2010	2009	2009	2008	
	(*Unaudited*)	(*Unaudited*)			(*Unaudited*)
REVENUE:					
Finance income	$ 0	$ 0	$ 0	$ 0	$ 15,417
Consulting income	0	0	0	0	8,000
Total Revenue	0	0	0	0	23,417
EXPENSES:					
Travel	0	0	2,050	675	6,882
Office expenses	530	203	1,765	658	6,571
Telephone	0	0	0	0	2,322
Professional fees (*see Note E*)	2,400	8,150	11,200	5,274	27,698
Advertising	0	0	0	0	350
Portfolio purchase	0	0	0	0	21,000
Seminar	0	0	0	0	1,585
Rent	0	0	0	396	528
Total Expenses	2,930	8,353	15,015	7,003	66,936
Operating Loss	(2,930)	(8,353)	(15,015)	(7,003)	(43,519)
OTHER INCOME:					
Interest income	-0-	-0-	-0-	2	33
Net loss before income taxes	(2,930)	(8,353)	(15,015)	(7,001)	(43,486)
INCOME TAXES	-0-	-0-	-0-	-0-	-0-
Net Loss	$ (2,930)	$(8,353)	$(15,015)	$(7,001)	$(43,486)
Basic net loss per share	$ (0.001)	$(0.003)	$ (0.005)	$(0.003)	
Weighted average number of shares outstanding	3,698,750	3,063,261	3,143,373	2,589,246	

The accompanying notes are an integral part of these financial statements.

Credex Corporation
(*A Development Stage Company*)

STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)

For the Periods from Inception, September 2, 2005, to June 30, 2010

	Common Stock		Additional Paid-in	Development Stage	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
September 2, 2005, Date of Incorporation	-0-	$ -0-	$ -0-	$ -0-	$ -0-
September 2005 – shares Purchased for cash at $0.001 per share	10,000	10	990	-0-	1,000
Net loss for period ended December 31, 2005	-0-	-0-	-0-	(8,397)	(8,397)
Balances - December 31, 2005	10,000	10	990	(8,397)	(7,397)
Net loss for period ended December 31, 2006	-0-	-0-	-0-	(8,056)	(8,056)
Balances - December 31, 2006	10,000	10	990	(16,453)	(15,453)
October 2007 – stockholder loan used to purchase shares at $0.0072 per share	2,490,000	2,490	15,441	-0-	17,931
Net loss for period ended December 31, 2007	-0-	-0-	-0-	(2,087)	(2,087)
Balances - December 31, 2007	2,500,000	2,500	16,431	(18,540)	391
Year 2008 – shares issued for cash at $0.02 per share	350,000	350	6,650	-0-	7,000
Net loss for period ended December 31, 2008	-0-	-0-	-0-	(7,001)	(7,001)
Balances - December 31, 2008	2,850,000	2,850	23,081	(25,541)	390
Year 2009 – shares issued for cash at $0.02 per share	715,500	715	13,595	-0-	14,310
Net loss for period ended December 31, 2009	-0-	-0-	-0-	(15,015)	(15,015)
Balances - December 31, 2009	3,565,500	3,565	36,676	(40,556)	(315)
Six months 2010 – shares issued for cash at $0.02 per share (*unaudited*)	267,500	268	5,082	-0-	5,350
Net loss for period ended June 30, 2010 (*unaudited*)	-0-	-0-	-0-	(2,930)	(2,930)
Balances - June 30, 2010 (*unaudited*)	3,833,000	$3,833	$ 41,758	$(43,486)	$ 2,105

The accompanying notes are an integral part of these financial statements.

Credex Corporation
(*A Development Stage Company*)

STATEMENTS OF CASH FLOWS

For the Periods from Inception, September 2, 2005, to June 30, 2010

| | Six Months Ended June 30, | | Years Ended December 31 | | Cumulative from Inception to June 30, 2010 |
| | 2010 | 2009 | 2009 | 2008 | |
	(*Unaudited*)	(*Unaudited*)			(*Unaudited*)
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss	$(2,930)	$(8,353)	$(15,015)	$ (7,001)	$(43,486)
Adjustments to reconcile net loss to net cash Used by operations:					
Decrease in security deposits	-0-	-0-	-0-	198	-0-
Increase (decrease) in accounts Payable	(2,500)	5,000	(500)	3,000	-0-
Net Cash Used by Operating Activities	(5,430)	(3,353)	(15,515)	(3,803)	(43,486)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from stockholder loan	-0-	-0-	-0-	-0-	46,828
Repayment of stockholder loan	-0-	-0-	-0-	(1,000)	(28,897)
Sale of common stock	5,350	8,400	14,310	7,000	27,660
Net Cash Provided by Financing Activities	5,350	8,400	14,310	6,000	45,591
Net Increase (Decrease) in Cash	(80)	5,047	(1,205)	2,197	2,105
Cash and Equivalents, Beginning of Period	2,185	3,390	3,390	1,193	-0-
Cash and Equivalents, End of Period	$ 2,105	$ 8,437	$ 2,185	$ 3,390	$ 2,105
SUPPLEMENTAL CASH FLOW INFORMATION:					
Cash paid for interest	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Cash paid for income taxes	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
SIGNIFICANT NON-CASH ACTIVITIES:					
Stockholder loan contributed to Capital for Common stock	$ -0-	$ -0-	$ -0-	$ -0-	$17,931

The accompanying notes are an integral part of these financial statements.

Credex Corporation
(*A Development Stage Company*)

NOTES TO FINANCIAL STATEMENTS

June 30, 2010 (*Unaudited*) and December 31, 2009 and 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Purpose

Credex Corporation, (the "*Company*") was incorporated in the State of Florida on September 2, 2005. The Company is presently engaged in market research regarding the cost and availability of non-performing credit card portfolios including current market prices for the sales of portfolios deemed non-collectable at the time of sale. The Company is exploring avenues for raising capital in order to put its business plan into effect. The Company has a December 31 year-end. The Company's principal office is in Orange City, Florida.

2. Development Stage

The Company is currently a development stage entity as defined under accounting standards, as it continues development activities related to non-performing credit card portfolios. As required for development stage enterprises, the statements of operations, cash flows and changes in stockholder's equity (deficit) are presented on a cumulative basis from inception.

3. Revenue Recognition

The Company recognizes revenue from purchased non-performing receivables in accordance with accounting standards on the accounting for certain loans or debt securities acquired in a transfer. The Company will use the cost recovery method and recognize income only after it has recovered its carrying value of purchased non-performing receivables. There can be no assurance as to when or if the carrying value will be recovered. Recognition of income using the interest method would be dependent on the Company having the ability to develop reasonable expectations of both the timing and amount of cash flows to be collected. Due to uncertainties related to the expected timing of the collections of older non-performing receivables purchased as a result of the economic environment and the lack of validation of certain account components, the Company determined that it will not have the ability to develop reasonable expectations of timing of cash flows to be collected.

4. Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Credex Corporation
(*A Development Stage Company*)

NOTES TO FINANCIAL STATEMENTS

June 30, 2010 (*Unaudited*) and December 31, 2009 and 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

5. Financial Instruments

Financial instruments consist of bank deposits. The carrying amount of financial instruments approximates fair value due to short-term maturities and market interest rates.

6. Advertising

The Company expenses advertising and promotions costs as they are incurred.

7. Concentrations of Credit Risk

The Company maintains its cash in a bank deposit account in a bank which participates in the Federal Deposit Insurance Corporation (*FDIC*) Transaction Account Guarantee Program, which provides separate FDIC coverage on the full balance of personal and non-personal checking accounts, so long as they are not interest-bearing. Under that program, through June 30, 2010, all non-interest bearing accounts were fully guaranteed by the FDIC for the full balance in the account. Coverage is in addition to and separate from the $250,000 coverage available under FDIC's general deposit insurance rules. After December 31, 2013, balances up to $100,000 will be insured. As of June 30, 2010 (*unaudited*) and December 31, 2009 and 2008, the Company had no balances in excess of federally insured limits.

8. Earnings per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The Company has no dilutive instruments outstanding.

9. Income Taxes

The Company follows Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

9. Income Taxes (*continued*)

Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Operations in the period that includes the enactment date.

The Company adopted section 740-10-25 of the Codification ("*Section 740-10-25*") which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (*50%*) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

10.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credex Corporation
(*A Development Stage Company*)

NOTES TO FINANCIAL STATEMENTS

June 30, 2010 (*Unaudited*) and December 31, 2009 and 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

11.   Reclassifications

Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.

12.   Recent Accounting Pronouncements Impacting Company

Effective October 15, 2009, the Company adopted the Financial Accounting Standards Board ("*FASB*") new Accounting Standard Codification ("*ASC*" or "*Codification*") as the single source of authoritative accounting guidance under the Generally Accepted Accounting Principles Topic. The ASC does not create new accounting and reporting guidance, rather it reorganizes U.S. GAAP pronouncements into approximately 90 topics within a consistent structure. All guidance in the ASC carries an equal level of authority. Relevant portions of authoritative content, issued by the U.S. Securities and Exchange Commission ("*SEC*") for SEC reporting entities, have been included in the ASC. After the effective date of the Codification, all non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and deemed non-authoritative. Adoption of the Codification also changed how the U.S. GAAP is referenced in financial statements.

In June 2009, the FASB issued SFAS 166, "Accounting for Transfers of Financial Assets" an amendment of SFAS 140 (FASB ASC Topic 860-10). SFAS 166 is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets: the effects of a transfer on its financial position, financial performance, and cash flows: and a transferor's continuing involvement, if any, in transferred financial assets. This statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. The adoption of SFAS 166 did not have an impact on the Company's financial statements.

Effective June 15, 2009, the Company adopted new guidance to the Subsequent Events - ASC Topic 855. The Subsequent Events Topic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

Credex Corporation
(*A Development Stage Company*)

NOTES TO FINANCIAL STATEMENTS

June 30, 2010 (*Unaudited*) and December 31, 2009 and 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

12. <u>Recent Accounting Pronouncements Impacting Company (*continued*)</u>

In particular, the Subsequent Events Topic sets forth the period after the balance sheet date during which management of an SEC reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date of its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Entities are required to disclose the date through which subsequent events were evaluated as well as the date the financial statements were issued or available to be issued. Adoption of this guidance did not have any impact on the financial statements presented.

NOTE B – STOCKHOLDER'S EQUITY

At inception on September 2, 2005, the Company was authorized to have outstanding 10,000 shares of common stock at $0.10 par value per share. On October 24, 2007, the Company amended its Articles of Incorporation to increase the maximum number of authorized common shares to 100,000,000 and changed the par value to $0.001 per share, which has been retro-actively restated to $0.001 in the accompanying financial statements.

The Company currently has thirty stockholders of record as of June 30, 2010. As of June 30, 2010, the outstanding shares were 3,833,000. Share transactions subsequent to June 30, 2010, resulted in a increase in shares outstanding of 1,825,000 shares as follows:

Shares issued for cash at $0.04 per share	325,000
Shares issued to Cypress Bend Executive Services, LLC ("Cypress")	<u>1,500,000</u>
	<u>1,825,000</u>

Credex Corporation
(*A Development Stage Company*)

NOTES TO FINANCIAL STATEMENTS

June 30, 2010 (*Unaudited*) and December 31, 2009 and 2008

NOTE B – STOCKHOLDER'S EQUITY (Continued)

Additionally, ownership of 694,445 shares was transferred from a past officer/director to Cypress. This former officer/director is a member of Cypress. Another past officer/director who is deceased passed to his heirs 1,705,555 shares of which his heirs transferred 764,180 shares to Cypress. A total of 2,958,625 shares have been transferred to Cypress under a consulting management agreement with the Company. Upon completion of its services, Cypress is to be paid $200,000 at which time it will return these shares.

NOTE C – INCOME TAXES

Deferred income taxes result from temporary differences between the basis of assets and liabilities recognized for differences between the financial statements and tax basis thereon, and for the expected future tax benefits to be derived from net operations losses and tax credit carry-forwards. The Company has net operating losses and has recorded a valuation allowance equal to the tax benefit of the accumulated net operating losses, since it is uncertain that future taxable income will be realized during the applicable carry-forward periods. These benefits expire between 2025 and 2030.

NOTE C – INCOME TAXES (*continued*)

The Company's deferred tax assets as of June 30, 2010 and December 31, 2009 and 2008 are as follows:

	June 30, 2010 (*Unaudited*)	December 31, 2009	December 31, 2008
Deferred tax asset	$ 16,400	$ 15,300	$ 9,600
Valuation allowance	(16,400)	(15,300)	(9,600)
Net Deferred Tax Asset	$ 0	$ 0	$ 0

NOTE D – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. The Company is in the development stage and has sustained losses of $43,486 (*unaudited*) since inception which raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon expanding operations and obtaining additional capital and financing. Management's plan in this regard is to implement the Company's business plan and to secure additional funds through equity or debt financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE E – RELATED PARTY

A past shareholder of the Company had received fees for service in the six months ended June 30, 2010, and the years ended December 31, 2009 and 2008 in the amount of $2,400, $6,200, and $0, respectively.

Effective July 12, 2010, the Company entered into a agreement for services with Cypress, a related party, whereby Cypress acts as consultant to:

1. Raise the necessary money for the Company to operate in the short term,
2. Prepare and file documents with the SEC to take the Company public,
3. Secure a transfer agent and market maker broker-dealer for the Company's stock,
4. Secure the necessary audits for the required filing documents, and

NOTE E – RELATED PARTY (Continued)

5. Provide day-to-day operational management of the Company.

In exchange for these services, which the Company anticipates will last for a six month period, the Company agreed to pay Cypress cash fees of $200,000 as well as provide Cypress with 2,958,625 shares of its stock, which effectively transfers control of the Company to Cypress during this period. Upon receipt of the cash payment of $200,000, Cypress is to return the shares to the Company's treasury.

NOTE F – SUBSEQUENT EVENTS

The Company has evaluated the effect subsequent events would have on the financial statements through the time these financial statements were available to be issued on October 6, 2010.

[Intentionally left blank]

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

There are none.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements are filed as part of this Form 10 Registration Statement: Audited financial statements for the years ended December 31, 2008 and 2009 ; unaudited financial statements for the six months ended June 30, 2009 and 2010 and from inception [September 2, 2005] through June 30, 2010.

(b) Exhibits

EXHIBIT NUMBER   DESCRIPTION

3.(i)   Restated Articles of Incorporation
3.(ii)   By-Laws

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Credex Corporation

By: _____   Date:
    Denise Leonardo,
    Chief Executive Officer

Exhibit -3.(i)

RESTATED
ARTICLES OF INCORPORATION
OF
CREDEX CORPORATION

The undersigned subscriber to these Restated Articles of Incorporation, a natural person competent to contract, hereby forms a corporation under the laws of the State of Florida.

ARTICLE I. NAME

The name of the corporation shall be CREDEX CORPORATION.

ARTICLE II. NATURE OF BUSINESS

This corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory, or nation.

ARTICLE III. CAPITAL STOCK and CORPORATE ADDRESS

The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time is 100,000,000 shares of common stock having a par value of $.001 per share.

The street address of the registered office of the corporation shall be 454 Treemont Drive, Orange City, FL 32763. The name of the initial registered agent of the corporation at that address is RICHARD R. COOK. The mailing address of the Corporation shall be 454 Treemont Drive, Orange City, FL 32763.

ARTICLE IV. TERM OF EXISTENCE

This corporation is to exist perpetually.

ARTICLE V.   DIRECTORS

This corporation shall have four directors initially, whose names and addresses are:

Denise Leonardo, 9266 Keating Drive, Palm Beach Gardens, FL 33410
Julie Ann Goodwin, 232 Trickey Pond Road, Naples, ME 04055
Steven G. Salmond, 3290 Van Buren Ave., Apt, 30, Ogden, UT 84403
Janine Weller, 415 Macopin Road, West Milford, NJ 07480

ARTICLE VI.   OFFICERS

The officers of the corporation shall be elected by the Directors. Until new officers

are elected the following will serve as officers of the corporation:

Denise Leonardo	President
Steven G. Salmond	Secretary & Treasurer

ARTICLE VII.   INCORPORATOR

The name and street address of the Incorporator to these Articles of Incorporation is:

James H. Bashaw, 505 E. New York, Suite 8, DeLand, FL 32724.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal on this __28th_ day of September, 2010.


/s/ Steven G. Salmond (SEAL)
Steven G. Salmond


State of Florida)
County of Volusia)

The foregoing instrument was acknowledged before me this   28th day of September, 2010, by Steven G. Salmond, who is personally known to me and who did take an oath.

Notary	/s/ Melissa A. Bruno
Title	Notary Signature
DD619181	Melissa A. Bruno
Serial Number	Notary Name Printed
	Commission expires: 12/22/10

ACCEPTANCE BY REGISTERED AGENT
CREDEX CORPORATION

Having been named Resident Agent and to accept Service of Process for the above named corporation at the place designated in these Articles of Incorporation, I hereby accept the appointment as Registered Agent and agree to act in this capacity, I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as Registered Agent.

Resident Agent

/s/ Richard R. Cook
RICHARD R. COOK

Exhibit-3.(ii)

CORPORATE BYLAWS

CREDEX CORPORATION

ARTICLE I. MEETING OF SHAREHOLDERS

Section 1. Annual Meeting. The annual shareholder meeting of CREDEX Corporation will be held on the 30th day of October, of each year or at such other time and place as designated by the Board of Directors of CREDEX Corporation provided that if said day falls on a Sunday or legal holiday, then the meeting will be held on the first business day thereafter. Business transacted at said meeting will include the election of directors of CREDEX Corporation.

Section 2. **Special Meetings.** Special meetings of the shareholders will be held when directed by the President, Board of Directors, or the holders of not less than 10 percent of all the shares entitled to be cast on any issue proposed to be considered at the proposed special meeting; provided that said persons sign, date and deliver to CREDEX Corporation one or more written demands for the meeting describing the purposes(s) for which it is to be held. A meeting requested by shareholders of CREDEX Corporation will be called for a date not less than 10 nor more than 60 days after the request is made, unless the shareholders requesting the meeting designate a later date. The call for the meeting will be issued by the Secretary, unless the President, Board of Directors or shareholders requesting the meeting designate another person to do so.

Section 3. Place. Meetings of shareholders will be held at the principal place of business of CREDEX Corporation or at such other place as is designated by the Board of Directors.

Section 4. Record Date and List of Shareholders. The Board of Directors of CREDEX Corporation shall fix the record date; however, in no event may a record date fixed by the Board of Directors be a date prior to the date on which the resolution fixing the record date is adopted.

After fixing a record date for a meeting, the Secretary shall

prepare an alphabetical list of the names of all CREDEX
Corporation's shareholders who are entitled to notice of a
shareholders' meeting, arranged by voting group with the address
of and the number and class and series, if any, of shares held by
each. Said list shall be available for inspection in accordance
with Florida Law.

Section 5. Notice. Written notice stating the place, day and hour
of the meeting, and the purpose(s) for which said special meeting
is called, will be delivered not less than 10 nor more than 60
days before the meeting, either personally or by first class
mail, by or at the direction of the President, the Secretary or
the officer or persons calling the meeting to each shareholder of
record entitled to vote at such meeting. If mailed, such notice
will be deemed to be effective when deposited in the United
States mail and addressed to the shareholder at the shareholder's
address as it appears on the stock transfer books of CREDEX
Corporation, with postage thereon prepaid.
CREDEX Corporation shall notify each shareholder, entitled to a
vote at the meeting, of the date, time and place of each annual
and special shareholder's meeting no fewer than 10 or more than
60 days before the meeting date. Notice of a special meeting
shall describe the purpose(s) for which the meeting is called. A
shareholder may waive any notice required hereunder either before
or after the date and time stated in the notice; however, the
waiver must be in writing, signed by the shareholder entitled to
the notice and be delivered to CREDEX Corporation for inclusion
in the minutes or filing in the corporate records.

Section 6. Notice of Adjourned Meeting. When a meeting is
adjourned to another time or place, it will not be necessary to
give any notice of the adjourned meeting provided that the time
and place to which the meeting is adjourned are announced at the
meeting at which the adjournment is taken. At such an adjourned
meeting, any business may be transacted that might have been
transacted on the original date of the meeting. If, however, a
new record date for the adjourned meeting is made or is required,

then, a notice of the adjourned meeting will be given on the new record date as provided in this Article to each shareholder of record entitled to notice of such meeting.

Section 7. **Shareholder Quorum and Voting.** A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of shareholders.

If a quorum, as herein defined, is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter thereof will be the act of the shareholders unless otherwise provided by law.

Section 8. Voting of Shares. Each outstanding share will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Section 9. Proxies. A shareholder may vote either in person or by proxy provided that any and all proxies are executed in writing by the shareholder or his duly authorized attorney-in-fact. No proxy will be valid after the duration of 11 months from the date thereof unless otherwise provided in the proxy.

Section 10. Action by Shareholders Without a Meeting. Any action required or permitted by law, these bylaws, or the Articles of Incorporation of CREDEX Corporation to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, provided that the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted, as provided by law. The foregoing actions(s) shall be evidenced by written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote thereon and delivered to CREDEX Corporation in accordance with Florida Law. Within 10 days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote. Said notice shall fairly summarize the material features of the

authorized action and if the action requires the providing of dissenters' rights, said notice will comply with the disclosure requirements pertaining to dissenters' rights of Florida Law.

ARTICLE II. DIRECTORS

Section 1. Function. All corporate powers, business, and affairs will be exercised, managed and directed under the authority of the Board of Directors.

Section 2. **Qualification.** Directors must be natural persons of 18 years of age or older but need not be residents of this state and need not be shareholders of CREDEX Corporation.

Section 3. Compensation. The Board of Directors will have authority to fix the compensation for directors of CREDEX Corporation.

Section 4. Presumption of Assent. A director of CREDEX Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken will be presumed to have assented to the action taken unless such director votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 5. Number. CREDEX Corporation will have up to 7 director(s).

Section 6. Election and Term. Each person named in the Articles of Incorporation as a member of the initial Board of Directors will hold office until said directors will have been qualified and elected at the first annual meeting of shareholders, or until said directors earlier resignation, removal from office or death. At the first annual meeting of shareholders and at each annual meeting thereafter, the shareholders will elect directors to hold office until the next annual meeting. Each director will hold office for a term for which said director is elected until said director's successor will have been qualified and elected, said director's prior resignation, said director's removal from office or said director's death.

Section 7. **Vacancies.** Any vacancy occurring in the Board of

Directors will be filled by the affirmative vote of a majority of the shareholders or of the remaining directors even though less than a quorum of the Board of Directors. A director elected to fill a vacancy will hold office only until the next election of directors by the shareholders.

Section 8. Removal and Resignation of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.
A director may resign at any time by delivering written notice to the Board of Directors or its chairman or to CREDEX Corporation by and through one of its officers. Such a resignation is effective when the notice is delivered unless a later effective date is specified in said notice.

Section 9. Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of a majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors.

Section 10. Executive and Other Committees. A resolution, adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and/or other committee(s) which will have and may exercise all the authority of the Board of Directors to the extent provided in such resolution, except as is provided by law. Each committee must have two or more members who serve at the pleasure of the Board of Directors. The board may, by resolution adopted by a majority of the full Board of Directors, designate one or more directors as alternate members of any such committee who may act in the place and instead of any absent member or members at any meeting of such committee.

Section 11. Place of Meeting. Special or regular meetings of the Board of Directors will be held within or without the State of Florida.

Section 12. Notice, Time and Call of Meetings. Regular meetings

of the Board of Directors will be held without notice on such dates as are designated by the Board of Directors. Written notice of the time and place of special meetings of the Board of Directors will be given to each director by either personal delivery, telegram or cablegram at least two (2) days before the meeting or by notice mailed to the director at least five (5) days before the meeting.

Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting will constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Neither the business to be transacted nor the purpose of, regular or special meetings of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting will be given to the directors who were not present at the time of the adjournment.

Meetings of the Board of Directors may be called by the Chairman of the Board, the President of CREDEX Corporation or any two directors.

Members of the Board of Directors may participate in a meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 13. Action Without a Meeting. Any action required to be taken at a meeting of the Board of Directors, or any action which

may be taken at a meeting of the Board of Directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action to be so taken, signed by all the directors, or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the board or of the committee. Such consent will have the same effect as a unanimous vote.

ARTICLE III. OFFICERS

Section 1. Officers. The officers of CREDEX Corporation will consist of a president, a vice president, a secretary and a treasurer, each of whom will be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person.

Section 2. **Duties.** The officers of CREDEX Corporation will have the following duties:

The President will be the chief executive officer of CREDEX Corporation, who generally and actively manages the business and affairs of CREDEX Corporation subject to the directions of the Board of Directors. Said officer will preside at all meetings of the shareholders and Board of Directors.

The Vice President will, in the event of the absence or inability of the President to exercise his office, become acting president of the organization with all the rights, privileges and powers as if said person had been duly elected president.

The Secretary will have custody of, and maintain all of the corporate records except the financial records. Furthermore, said person will record the minutes of all meetings of the shareholders and Board of Directors, send all notices of meetings and perform such other duties as may be prescribed by the Board of Directors or the President. Furthermore, said officer shall be responsible for authenticating records of CREDEX Corporation.

The Treasurer shall retain custody of all corporate funds and financial records, maintain full and accurate accounts of receipts and disbursements and render accounts thereof at the

annual meetings of shareholders and whenever else required by the Board of Directors or the President, and perform such other duties as may be prescribed by the Board of Directors or the President.

Section 3. Removal and Resignation of Officers. An officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in the Board's judgment the best interests of CREDEX Corporation will be served thereby.

Any officer may resign at any time by delivering notice to CREDEX Corporation. Said resignation is effective upon delivery unless the notice specifies a later effective date.

Any vacancy in any office may be filled by the Board of Directors.

ARTICLE IV. STOCK CERTIFICATES

Section 1. Issuance. Every holder of share(s) in CREDEX Corporation will be entitled to have a certificate representing all share(s) to which he is holder. No certificate representing share(s) will be issued until such share(s) is/are fully paid.

Section 2. Form. Certificates representing share(s) in CREDEX Corporation will be signed by the President or Vice President and the Secretary or an Assistant Secretary and will be sealed with the seal of CREDEX Corporation.

Section 3. Transfer of Stock. CREDEX Corporation will register a stock certificate presented for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized agent.

Section 4. Lost, Stolen, or Destroyed Certificates. If a shareholder claims that a stock certificate representing shares issued and recorded by CREDEX Corporation has been lost or destroyed, a new certificate will be issued to said shareholder, provided that said shareholder presents an affidavit claiming the certificate of stock to be lost, stolen or destroyed. At the discretion of the Board of Directors, said shareholder may be required to deposit a bond or other indemnity in such amount and with such sureties, if any, as the board may require.

ARTICLE V. BOOKS AND RECORDS

Section 1. Books and Records. CREDEX Corporation shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of CREDEX Corporation. Furthermore, CREDEX Corporation shall maintain accurate accounting records. Furthermore, CREDEX Corporation shall maintain the following:

(i) a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and series of shares held by each;

(ii) CREDEX Corporation's Articles or Restated Articles of Incorporation and all amendments thereto currently in effect;

(iii) CREDEX Corporation's Bylaws or Restated Bylaws and all amendments thereto currently in effect;

(iv) Resolutions adopted by the Board of Directors creating one or more classes or series of shares and fixing their relative rights, preferences and limitations if shares issued pursuant to those resolutions are outstanding;

(v) The minutes of all shareholders' meetings and records of all actions taken by shareholders without a meeting for the past 3 years;

(vi) Written communications to all shareholders generally or all shareholders of a class or series within the past 3 years including the financial statements furnished for the past 3 years to shareholders as may be required under Florida Law;

(vii)   A list of the names and business street addresses of CREDEX Corporation's current directors and officers; and

(viii)   A copy of CREDEX Corporation's most recent annual report delivered to the Department of State.

Any books, records and minutes may be in written form or in any other form capable of being converted into written form.

Section 2. **Shareholder's Inspection Rights.** A shareholder of CREDEX Corporation (including a beneficial owner whose shares are held in a voting trust or a nominee on behalf of a beneficial owner) may inspect and copy, during regular business hours at CREDEX Corporation's principal office, any of the corporate records required to be kept pursuant to Section 1, of this Article of these Bylaws, if said shareholder gives CREDEX Corporation written notice of such demand at least 5 business days before the date on which the shareholder wishes to inspect and copy. The foregoing right of inspection is subject however to such other restrictions as are applicable under Florida Law, including, but not limited to, the inspection of certain records being permitted only if the demand for inspection is made in good faith and for a proper purpose (as well as the shareholder describing with reasonable particularity the purpose and records desired to be inspected and such records are directly connected with the purpose).

Section 3. Financial Information. Unless modified by resolution of the shareholders within 120 days of the close of each fiscal year, CREDEX Corporation shall furnish the shareholders annual financial statements which may be consolidated or combined statements of CREDEX Corporation and one or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flow for that year. If financial statements are prepared on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. If the annual financial statements are reported on by a public accountant, said accountant's report shall accompany said statements. If said annual financial statements are not reported on by a public accountant, then the statements shall be accompanied by a statement of the president or the person responsible for CREDEX Corporation's accounting records (a) stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and if not, describing the basis of preparation; and

(b) describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year. The annual financial statements shall be mailed to each shareholder of CREDEX Corporation within 120 days after the close of each fiscal year or within such additional time as is reasonably necessary to enable CREDEX Corporation to prepare same, if, for reasons beyond CREDEX Corporation's control, said annual financial statement cannot be prepared within the prescribed period.

Section 4. Other Reports to Shareholders. CREDEX Corporation shall report any indemnification or advanced expenses to any director, officer, employee, or agent (for indemnification relating to litigation or threatened litigation) in writing to the shareholders with or before the notice of the next shareholders' meeting, or prior to such meeting if the indemnification or advance occurs after the giving of such notice but prior to the time such meeting is held, which report shall include a statement specifying the persons paid, the amounts paid, and the nature and status, at the time of such payment, of the litigation or threatened litigation.

Additionally, if CREDEX Corporation issues or authorizes the issuance of shares for promises to render services in the future, CREDEX Corporation shall report in writing to the shareholders the number of shares authorized or issued and the consideration received by CREDEX Corporation, with or before the notice of the next shareholders' meeting.

ARTICLE VI. DIVIDENDS

The Board of Directors of CREDEX Corporation may, from time to time declare dividends on its shares in cash, property or its own shares, except when CREDEX Corporation is insolvent or when the payment thereof would render CREDEX Corporation insolvent, subject to Florida Law.

ARTICLE VII. CORPORATE SEAL

The Board of Directors will provide a corporate seal which will be in circular form embossing in nature and stating "Corporate Seal", "Florida", year of incorporation and name of said

corporation.

ARTICLE VIII. AMENDMENT

These Bylaws may be altered, amended or repealed, and altered, amended or new Bylaws may be adopted by a majority vote of the full Board of Directors.

Adapted as the initial by-laws of the corporation by the sole director on October 30, 2005.